PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT is made and entered into as of March 14, 2011 (the "Effective Date") by and between **KMJ MANAGEMENT, LLC d/b/a PINNACLE HEALTHCARE, LLC,** an Arkansas limited liability company ("Pinnacle") and **ARKANSAS ADK, LLC,** a Georgia limited liability company ("Purchaser").

WITNESSETH:

WHEREAS, Pinnacle (either directly or through its affiliated entities) owns certain land, buildings, improvements, furniture, fixtures and equipment comprising the four (4) skilled nursing facilities described on Exhibit "A" attached hereto and incorporated herein by reference (collectively, the "Owned Facilities"); and

WHEREAS, Pinnacle, as lessor, (either directly or through an affiliated entity) leases that certain 90-bed skilled nursing facility located at 812 Old Exeter Road, Cassville, Missouri 65626 (the "Leased Facility") pursuant to its assumption of that certain lease agreement with Cassville Manor, Inc. (the "Landlord") and Rose Care, Inc., an Arkansas corporation who succeeded CARE, Inc., an Arkansas corporation as tenant thereunder, dated December 1, 1983, as amended by that certain Amendment and Extension to Lease Agreement dated September 27, 1999 (the "Lease Agreement"); and

WHEREAS, the Owned Facilities and the Leased Facility are sometimes collectively referred to as the "Facilities"); and

WHEREAS, Pinnacle and its affiliated entities which own and/or operate the Facilities are hereinafter referred to individually as a "Seller" and collectively, as "Sellers";

WHEREAS, Sellers operate the Facilities and own various equipment, inventories and other assets related to the operation of the Facilities; and

WHEREAS, Seller owns that certain parcel of improved real property located at 7 Halsted Circle, Rogers, Arkansas 72756 (the "Home Office"); and

WHEREAS, Sellers desire to sell their entire right, title and interest in and to the Owned Facilities and Home Office to Purchaser, and Purchaser desires to purchase Sellers' entire right, title and interest in and to the Owned Facilities and Home Office from Sellers, subject to and upon the terms and conditions hereinafter set forth; and

WHEREAS, Seller desires to assign its entire right, title and interest in and to the Leased Facility to Purchaser, and Purchaser desires to assume the Lease Agreement; and

WHEREAS, at or prior to the Closing, the operators of each of the Facilities and Purchaser (or its designee) are entering into those certain Operations Transfer Agreements (collectively, the "OTAs"), to further provide for a smooth and orderly transition of the operations of the Facilities from such operators to Purchaser (or its designee) on the Closing Date (as hereinafter defined), a copy of the form of such OTA is attached hereto as Exhibit "G".

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the mutual receipt and legal sufficiency of which are hereby acknowledged, Sellers and Purchaser, intending to be legally bound, hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1 **Capitalized Terms.** Capitalized terms used in this Agreement shall have the meanings set forth below or in the section of this Agreement referred to below. Such terms, as so defined, shall include in the singular, the plural, and in the plural, the singular.

"**Agreement**" shall mean this Purchase and Sale Agreement, together with all Schedules and Exhibits attached hereto, as it and they may be amended from time to time as herein provided.

"**Business Day**" shall mean any day other than a Saturday, Sunday or any other day on which banking institutions in the State of Arkansas are authorized by law or executive action to close.

"**Closing**" shall mean the closing of the transaction contemplated by this Agreement.

"**Closing Date**" shall mean June 1, 2011 or, if extended pursuant to Section 2.2 hereof, July 1, 2011 or August 1, 2011, as the case may be.

"**Contracts**" shall mean, with respect to any Facility, collectively, all service contracts, equipment leases, booking agreements, warranties and guaranties, and other arrangements or agreements which relate exclusively to the ownership, repair, maintenance, management, leasing or operation of such Facility.

"**Deposit**" shall mean the amount of Two Hundred Fifty Thousand and 00/100s Dollars ($250,000.00), plus any additional amount deposited by Purchaser pursuant to Section 2.2 hereof. The Deposit shall be non-refundable to Purchaser except as expressly provided in Section 3.2, Section 3.3, Section 3.6, Section 10.1, Section 10.2 and Section 11.3 hereof or Seller's failure to satisfy the conditions to Purchaser's obligations to close as set forth in Section 4.1 hereof.

"**Effective Date**" shall have the meaning given such term in the opening paragraph to this Agreement.

"**Escrow Agent**" shall mean Hughes and White as agent for the Title Company.

"**Environmental Law**" shall mean the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, including the Superfund Amendments and Reauthorization Act of 1986 (42 U.S.C. Sections 9601 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Sections 466 et seq.), the Safe Drinking Water Act Sections 1401 (14 U.S.C. Section 1450), the Hazardous Materials Transportation Act (79 S.S.C. Sections 1801 et seq.), the Toxic Substances

Control Act (15 U.S.C. Sections 2601-2629) and any other federal, state, or local law, regulation, or ordinance.

"**FF&E**" shall mean, collectively, all appliances, machinery, devices, fixtures, equipment, furniture, furnishings, partitions, signs or trade fixtures or other tangible personal property owned by Sellers and located at the Facilities or the Home Office.

"**Facility Records**" shall mean, with respect to each Facility, collectively, all files and records pertaining to the residents and employees of such Facility which are located at such Facility on the Closing Date.

"**HIPAA**" shall mean the Health Insurance Portability and Accountability Act of 1996, as it may be amended from time to time.

"**Hazardous Substance**" shall mean any chemical, substance, material, object, condition, or waste harmful to human health or safety or to the environment due to its radioactivity, ignitability, corrosivity, reactivity, explosivity, toxicity, carcinogenicity, infectiousness, or other harmful or potentially harmful properties or effects, including, without limitation, petroleum or petroleum products, and all of those chemicals, substances, materials, objects, conditions, wastes, or combinations of them which are now or become listed, defined or regulated in any manner by any Environmental Law.

"**Improvements**" shall mean, collectively, all buildings and other structures and improvements situated on, affixed or appurtenant to the Land on which a Facility or the Home Office is located.

"**Inspection Period**" shall mean the period beginning on the Effective Date and expiring upon the earlier of (i) Purchaser providing Sellers written notification of its completion of its due diligence or (ii) at 5:00 p.m. central time on the forty-fifth (45th) day following the Effective Date.

"**Intangible Property**" shall mean, with respect to any Facility, collectively, all transferable intangible property owned by any Seller and arising from or used in connection with the ownership, use, operation or maintenance of the Real Property or FF&E related to such Facility, including, without limitation, any names or other marks used exclusively in connection therewith and only to the extent such Seller's interest therein is freely assignable or transferable; provided, however, in no event shall the "Intangible Property" include any cash on hand, accounts or accounts receivable related to any Facility or its operation.

"**Inventory**" shall mean, with respect to any Facility, collectively, any consummables, inventories, stocks, supplies and other related items which are used in connection with the use, operation or maintenance of such Facility or the provision of services to the residents of such Facility.

"**Land**" shall mean, collectively, the parcel or parcels of land described on Exhibit "B" attached hereto on which an Owned Facility or the Home Office is located, together with all appurtenances thereto.

"**Properties**" shall mean, with respect to any Owned Facility and the Home Office, collectively, Sellers' entire right, title and interest in and to the Real Property and with respect to all Facilities, Sellers' entire right, title and interest in and to the FF&E, the Inventory, the Intangible Property, the Contracts, the Resident Agreements and the Resident Trust Funds related to such Facility. The term Properties shall specifically exclude Sellers' cash balances and accounts receivable and all Contracts which are not being assumed by Purchaser in accordance with Section 8.1(c).

"**Purchase Price**" shall mean Twenty Million and 00/100s Dollars ($20,000,000.00).

"**Purchaser**" shall have the meaning given such term in the opening paragraph to this Agreement, together with any of its permitted successors and assigns.

"**Real Property**" shall mean, collectively, the Land and the Improvements related to an Owned Facility and the Home Office.

"**Resident Agreements**" shall mean, with respect to any Facility, collectively, all resident agreements or other contracts or arrangements for the use or occupancy of any units, beds or other facilities provided, meals served, goods sold or services rendered, in each case, on or at such Facility.

"**Resident Trust Funds**" shall mean, with respect to any Facility, collectively, all resident trust funds held by Sellers for such Facility as of the Closing Date.

"**Surviving Obligations**" shall mean all of the obligations and liabilities of Purchaser or any Seller which expressly survive the Closing or any termination of this Agreement.

"**Tax Code**" shall mean the Internal Revenue Code of 1986 and, to the extent applicable, the Treasury Regulations promulgated thereunder, each as from time to time amended.

"**Title Company**" shall mean Chicago Title Insurance Company or such other reputable national title insurance company as may be selected by Purchaser.

ARTICLE 2
PURCHASE AND SALE; CLOSING

2.1 **Purchase and Sale.** In consideration of the payment of the Purchase Price by Purchaser to Sellers and for other good and valuable consideration, Sellers hereby agree to (i) sell to Purchaser, and Purchaser hereby agrees to purchase from Sellers, all of Sellers' right, title and interest in and to the Properties for the Purchase Price, subject to and in accordance with the terms and conditions of this Agreement and (ii) assign to Purchaser the Lease Agreement for the Leased Facility.

2.2 **Closing.** If the closing conditions in Section 4 and Section 5 are satisfied, the purchase and sale of the Properties and assignment of the Lease Agreement shall be consummated on the Closing Date by the release and delivery of the documents and funds held in escrow by the Escrow Agent. Purchaser shall have the right to extend the Closing Date to July 1, 2011 upon (i) written notice to Sellers and (ii) delivery of One Hundred Thousand and 00/100s

Dollars ($100,000.00) to Escrow agent, and thereafter to further extend the Closing Date to August 1, 2011 upon (i) written notice to Sellers and (ii) delivery of One Hundred Thousand and 00/100 Dollars ($100,000.00) to Escrow Agent, which amounts shall be held and disbursed as part of the Deposit. Sellers shall have the right to extend the Closing Date as may be required to cure any title defect or environmental issue identified during the Inspection Period to the earlier of (i) the date on which such title defect or environmental issues are cured or (ii) August 1, 2011 upon written notice to Purchaser.

    2.3   **Purchase Price.** The aggregate consideration to be paid for the Properties and assignment of the Lease Agreement shall be the Purchase Price. The Purchase Price shall be paid as follows:

    (a)   Deposit. Within three (3) Business Days following the Effective Date, Purchaser shall deposit the Deposit with the Escrow Agent by wire transfer of immediately available funds; and

    (b)   Cash Consideration. At Closing, Purchaser shall wire the sum of Seventeen Million Two Hundred Fifty Thousand and 00/100s Dollars ($17,250,000.00), subject to adjustment as provided in Article 9, into escrow with the Escrow Agent to be immediately released in addition to the Deposit, to Sellers at the Closing; and

    (c)   Seller Note. The balance of the Purchase Price (subject to adjustment pursuant to Section 3.6 hereof) shall be evidenced by a promissory note from the Purchaser in favor of the Sellers executed and delivered at the Closing (the "Seller Note"). The Seller Note shall be in substantially the form attached hereto as Exhibit "C", shall be paid in thirty (30) months following the Closing and shall bear interest at the simple annual fixed rate of seven percent (7%). Principal payments in the amount of Five Hundred Thousand and 00/100s Dollars ($500,000.00) each, together with accrued and unpaid interest shall be made every six (6) months during the term of the Seller Note. The Seller Note shall be secured by (i) a pledge in favor of the Sellers (in substantially the form attached hereto as Exhibit "D") of the equity interests of all entities of Purchaser which will hold record title to the Properties, (ii) second priority mortgages on the Real Property(except for the Home Office and Homestead Manor in Stamps, Arkansas "Homestead"), (iii) subordination agreements for all related-party contracts (including related-party leases, management agreements and related-party debt payments) and (iv) the guaranty of AdCare Health Systems, Inc. (the "ADK Guaranty") in substantially the form attached hereto as Exhibit "E". Title to the Home Office shall not pass to Purchaser until the Seller Note is paid in full as provided in Section 2.5(c).

    (d)   Independent Consideration. Sellers and Purchaser acknowledge and agree that if the Deposit is to be returned to Purchaser pursuant to any of the provisions of this Agreement, the Escrow Agent shall retain One Hundred and 00/100s Dollars ($100.00) from the Deposit and shall pay such amount to Sellers as independent consideration paid by Purchaser to Sellers for Sellers' execution and delivery of this Agreement.

2.4 Duties of Escrow Agent.

(a) <u>Holding of Deposit; Home Office Deed and Bill of Sale</u>. The Escrow Agent shall hold the Deposit in a non-interest bearing account and shall pay the Deposit to the party entitled thereto in accordance with the terms of this Agreement and the Escrow Agreement. The Escrow Agent shall hold the special warranty deed for the Home Office and the bill of sale for the FF&E contained therein and deliver the same to the party entitled thereto in accordance with the terms of this Agreement and the Escrow Agreement.

(b) <u>IRS Real Estate Sales Reporting</u>. The Escrow Agent shall act as "the person responsible for closing" the transactions contemplated hereby pursuant to Section 6045(e) of the Tax Code, and the Escrow Agent shall prepare and file all informational returns, including IRS Form 1099-S, and shall otherwise comply with the provisions of said Section 6045(e).

(c) <u>Escrow Agreement</u>. Within three (3) Business Days following the Effective Date, Sellers, Purchaser and Escrow Agent shall execute and deliver an escrow agreement in the form attached hereto as <u>Exhibit "F"</u> (the "<u>Escrow Agreement</u>").

2.5 Other Agreements.

(a) <u>Movement of Long Term Care Beds</u>. Sellers and Purchaser agree to cause the transfer of:

(i) ten (10) skilled nursing beds currently licensed to Homestead from Homestead to Fianna Hills Nursing and Rehabilitation Center ("<u>Fianna Hills</u>"), a skilled nursing facility operated by an affiliate of Sellers; and

(ii) twelve (12) skilled nursing beds from River Valley Health & Rehabilitation Center ("<u>River Valley</u>") from River Valley to Fianna Hills.

Purchaser acknowledges that the movement of the beds as set forth in this <u>Section 2.5(a)</u> shall occur after the Closing Date pending approval from the Office of Long Term Care, and agrees to cooperate with Sellers and to execute all necessary instruments and documents, at Sellers' expense, to cause the transfer of such beds as set forth herein.

(b) <u>Debt Limitation</u>. Until the Seller Note is paid in full, Purchaser shall not mortgage or otherwise encumber the Owned Facilities in an amount exceeding Fifteen Million and 00/100s Dollars ($15,000,000.00) in the aggregate. Purchaser acknowledges and agrees that the debt limitation set forth in this <u>Section 2.5(b)</u> is a material inducement for Sellers' agreement to finance a part of the Purchase Price through the Seller Note. Any breach of this provision shall constitute a default under the Seller Note.

(c) <u>Home Office</u>.

(i) <u>Possession; Title</u>. At Closing, Purchaser shall be entitled to take possession of the Home Office and Seller shall deliver to Escrow Agent a fully-executed special warranty deed and bill of sale, which documents shall not be delivered to Purchaser until the

Seller Note has been paid in full. Title to the Home Office shall not pass to Purchaser until the Seller Note has been paid in full.

(ii)   Obligations of Purchaser. During the term of the Seller Note, Purchaser shall maintain the Home Office in good repair and shall promptly pay when due all utilities. Purchaser shall pay all real estate taxes and assessments due and payable with respect to the Home Office from the Effective Date until the Seller Note is paid in full or until Purchaser forfeits its rights to the Home Office as set forth in Section 2.5(c)(iii). Seller shall provide Purchaser with a copy of the annual real estate tax bill for the Home Office from which statement Purchaser shall timely remit to the applicable taxing authority the taxes due with respect to the Home Office and provide evidence of payment to Sellers. Purchaser shall in turn remit the funds received from Purchaser to the assessor's office or other appropriate taxing authority.

Purchaser shall also maintain a comprehensive, extended coverage policy of insurance on the Home Office and all contents therein (with $800,000 building/$100,000 personal property limits), insuring against loss by fire or other insurable hazards and provide Sellers with proof of the same. Sellers shall be named as an additional insured party on such policy. Purchaser shall notify Seller of any material damage to the Home Office within five (5) Business Days of its occurrence and shall promptly repair such damage, at its sole cost and expense.

(iii)   Default; Forfeiture. In the event Purchaser defaults in the payment of any amounts due hereunder or under the Seller Note (which defaults are not cured within applicable cure periods provided therein) or in the event of a breach of the debt limitation in Section 2.5(b) above, Seller may, at its option, either declare the entire remaining balance under the Seller Note due and payable or partially terminate this Agreement as it relates to Seller's obligation to convey the Home Office to Purchaser. In the event of rescission by Seller, all monies paid by Purchaser shall be forfeited and such sums shall be retained by Sellers, not as a penalty, but as accumulated rent on the Home Office, and the relationship of the parties thereafter shall be that of landlord and tenant at the then prevailing fair market value rental rate, and Sellers shall have no further obligation to Purchaser to convey the Home Office to it. Thereafter, Sellers, after providing written notice to Purchaser, may demand possession of the Home Office, and Purchaser agrees to surrender immediately peaceable possession to the same. No delay in the exercise of any of the options herein shall be construed as a waiver of such right, but the same may be exercised at any subsequent time.

(iv)   Conveyance. Upon payment of the entire debt with interest due under the terms of the Seller Note, together with all taxes, assessments and insurance premiums due hereafter, Escrow Agent is authorized and directed to release to Purchaser the special warranty deed and the bill of sale in accordance with the terms of the Escrow Agreement.

(v)   Indemnification. Purchaser shall indemnify, defend and hold harmless Sellers from and against any and all expenses, losses, claims or damages which Sellers suffer as a result of any act or omission of Purchaser or its representatives, agents or contractors in connection with its possession and use of the Home Office or which may arise as a result of

Purchaser's operation of its business at the Home Office. Purchaser's obligations under this Section 2.5 shall survive the Closing or any earlier termination of this Agreement.

ARTICLE 3
DILIGENCE

3.1 Inspections and Other Diligence Activities.

(a) Property Inspections. During the Inspection Period and thereafter until the Closing or the earlier termination of this Agreement, Sellers shall permit Purchaser and its representatives to conduct non-invasive physical inspections of the Properties, at Purchaser's sole cost and expense; provided, however, with respect to the Owned Facilities and the Home Office, Purchaser shall not be permitted to perform any environmental investigations or invasive testing which are beyond the scope of typical so-called "Phase I" investigations without Sellers' prior written consent, which consent shall not be unreasonably withheld or delayed. Purchaser shall not contact any employees or any residents of any Facility or the Home Office without Sellers' prior written consent prior to the expiration of the Inspection Period. All such inspections shall be performed at Purchaser's sole cost and expense and in a manner consistent with this Agreement and so as to minimize any interference or disruptions to the residents or the operations of the Facilities or Home Office. Purchaser shall notify Sellers at least one (a) Business Day prior to entering any Facility for the purpose of making any such inspections. For purposes of the preceding sentence only, notice may be given by e-mail to Don Schaap (don@pinnacle-hc.com) or Mike Hathorn (mike@pinnacle-hc.com) or by telephone at (479) 636-5716.

(b) Diligence Materials. From and after the Effective Date until the Closing or the earlier termination of this Agreement, Sellers shall deliver to Purchaser for Purchaser's review true, correct and complete copies of any materials pertaining to the Facilities that are reasonably requested by Purchaser to the extent such materials are within Sellers' possession or control. Except as otherwise expressly set forth herein, Sellers make no representation or warranty, express or implied, with respect to the accuracy or completeness of any materials, reports, data or other information provided by Sellers pursuant to or in connection with this Agreement.

(c) Indemnification. Purchaser shall indemnify, defend and hold harmless Sellers from and against any and all expenses, losses, claims or damages which Sellers suffer as a result of any act or omission of Purchaser or its representatives, agents or contractors in connection with any inspection conducted by Purchaser or its representatives, agents or contractors pursuant to this Agreement. Purchaser's obligations under this Section 3.1(c) shall survive the Closing or any earlier termination of this Agreement.

3.2 Termination of Agreement. If the results of the inspections performed by or on behalf of Purchaser pursuant to Section 3.1 shall be unsatisfactory to Purchaser in any respect, Purchaser shall have the right to terminate this Agreement at any time prior to the expiration of the Inspection Period by giving written notice thereof to Sellers, in which event the Escrow Agent shall deliver the Deposit to Seller. Notwithstanding anything herein to the contrary, however, if the results of any environmental report or survey are not satisfactory to Purchaser,

and Seller elects not to remediate the issues identified therein, Escrow Agent shall return the Deposit to Purchaser. Upon termination of the Agreement as provided in this Section 3.2, neither party shall have any further rights or obligations hereunder, except the Surviving Obligations.

      3.3   **Title and Survey.** Within five (5) Business Days following the Effective Date, Sellers shall deliver to Purchaser copies of the most recent title policies and surveys of the Real Properties that are in Sellers' possession or control (if any). Purchaser, at its own cost and expense, shall have the right to obtain new or updated title commitments and/or surveys for the Real Properties, and Purchaser shall provide copies of any such updates to Sellers within two (2) Business Days after its receipt thereof. At least five (5) Business Days prior to the expiration of the Inspection Period, Purchaser shall give Sellers notice of any title exceptions or other matters set forth on Sellers' title policies or surveys or any updates thereof as to which Purchaser objects in its sole and absolute discretion. Sellers shall have the right, but not the obligation, to remove, satisfy or otherwise cure any such exception or other matter as to which Purchaser so objects. If Sellers are unable or unwilling to take such actions as may be required to cure such objections, Sellers shall give Purchaser notice thereof; it being understood and agreed that the failure of Sellers to give such notice within three (3) Business Days after its receipt of Purchaser's notice of objection shall be deemed an election by Sellers not to remedy such matters. If Sellers shall be unable or unwilling to remove any title defects to which Purchaser has so objected, Purchaser shall elect either (a) to terminate this Agreement (in whole but not in part) or (b) to proceed to Closing notwithstanding such title defect without any abatement or reduction in the Purchase Price on account thereof. Purchaser shall make any such election by written notice to Sellers given on or prior to the expiration of the Inspection Period; provided, however, if any Seller commences to cure a title defect and then elects not to complete such cure, Purchaser shall have the right to terminate this Agreement by written notice to Sellers within three (3) Business Days after such Seller notifies Purchaser thereof. The failure of Purchaser to give such notice shall be deemed an election by Purchaser to proceed to Closing in accordance with clause (b) above. If Purchaser terminates this Agreement in accordance with this Section 3.3, Escrow Agent shall return the Deposit to Purchaser, and neither party shall have any further rights or obligations hereunder, except with respect to the Surviving Obligations.

      3.4   **Confidentiality, Etc.** Purchaser shall not disclose the terms of this Agreement or otherwise disclose or use any data or other information concerning the Facilities for any purpose other than for evaluating the Facilities in the course of its due diligence as provided herein, and Purchaser shall keep all such data and information strictly confidential and shall use its best efforts to maintain the confidentiality of the transactions contemplated hereunder. Nothing herein shall prohibit Purchaser, upon execution of this Agreement, from issuing a press release generally describing the transactions contemplated hereunder, provided that such press release shall not disclose the identity of the Facilities or the identity of Sellers. Notwithstanding the foregoing, Sellers acknowledge that Purchaser may disclose: (i) such data and information by furnishing copies thereof to third party consultants in the normal course of Purchaser's due diligence provided that such consultants agree to abide by and be bound by the terms and conditions of this Section 3.4 and/or (ii) the terms of this Agreement as may be required for any regulatory filings. Purchaser shall indemnify, defend and hold harmless Sellers from and against any loss, claim, damage or expense which Sellers may incur as a result of any breach by Purchaser or any third party of the terms and conditions of this Section 3.4. This Section 3.4 shall survive any termination of this Agreement.

3.5   Failure to Close.

(a)   Return of Materials.   If the Closing does not take place as herein contemplated for any reason, Purchaser shall promptly return all materials delivered to it by Sellers pursuant to this Agreement, and Seller shall also deliver to Purchaser copies of any reports, surveys, data or other information obtained by Purchaser in connection with its diligence hereunder without any representation or warranty whatsoever.

(b)   Non-solicitation of Sellers' Employees. If the Closing does not take place as herein contemplated for any reason, for a period of one (1) year following the Effective Date, Purchaser and its affiliates agree to not solicit any employees of Seller or its affiliates currently employed at any of the Facilities or Home Office, or other facility or healthcare related company owned, operated or managed by Seller or it's affiliates for any employment with Purchaser or its affiliates. Notwithstanding the foregoing, general employment solicitations made pursuant to newspaper, television, radio or other general advertisement which are not specifically targeted at any particular person or group of persons shall not be deemed a violation of this Section 3.5(b).

3.6   Property Condition Reports. During the Inspection Period, Purchaser shall be entitled to obtain from an independent inspector, property condition reports for the Facilities (the "Property Condition Reports") at its sole cost and expense. If such Property Condition Reports recommend more than One Million Two Hundred Fifty Thousand and 00/100s Dollars ($1,250,000.00) in aggregate capital improvements to the Facilities, excluding upgrades which are not fundamental to the Facilities' operations, licensure or resident safety or care, then, at the Sellers' option, Sellers shall either (i) terminate this Agreement with the Deposit to be refunded to Purchaser or (ii) proceed to Closing with the Purchaser receiving a dollar-for-dollar credit for the amount by which the cost of such recommended improvements exceeds One Million Two Hundred Fifty Thousand and 00/100s Dollars ($1,250,000.00), with such credit to reduce the principal amount of the Seller Note.

ARTICLE 4
CONDITIONS TO PURCHASER'S OBLIGATION TO CLOSE

The obligation of Purchaser to acquire the Properties shall be subject to the satisfaction of the following conditions precedent on and as of the Closing Date:

4.1   Closing Documents. The applicable Seller shall have delivered to Escrow Agent and shall have authorized and directed Escrow Agent to record or release to Purchaser (as applicable) the following:

(a)   Deeds.   A special warranty deed with respect to the Real Property at each Owned Facility, in proper statutory form for recording, duly executed and acknowledged by Sellers and substantially in the form of Exhibit "H" attached hereto and made a part hereof; provided; however, that the Real Property on which the Home Office is located shall be retained by Seller until such time as the Seller Note is paid in full, at which time the deed to such Real Property shall be delivered to Purchaser;

(b)   Bills of Sale.   One or more bill(s) of sale, duly executed by Sellers and with respect to Sellers' right, title and interest in and to the FF&E related to each Facility and substantially in the form of Exhibit "I" attached hereto; provided, however, that the FF&E related to the Home Office shall be retained by Seller until such time as the Seller Note is paid in full, at which time a bill of sale for the FF&E shall be delivered to Purchaser;

(c)   Assignments. One or more assignment and assumption agreement(s), duly executed by Sellers, with respect to Sellers' right, title and interest in and to all Intangible Property at each Facility and substantially in the form of Exhibit "J" attached hereto;

(d)   Assignment of Lease Agreement. An assignment and assumption of the Lease Agreement, duly executed by Seller and consented to by Landlord, with respect to Seller's right, title and interest in and to the Leased Facility substantially in the form of Exhibit "K" attached hereto.

(e)   Extension of Lease Agreement. An extension of the Lease Agreement for a period of ten (10) years from and after the expiration of the then current term, duly executed by Landlord and Seller, which extension shall not include a rental increase beyond an extension of annual rent escalators set forth in the Lease Agreement or otherwise as mutually agreed to by Landlord, Seller and Purchaser.

(f)   Subordination, Non-Disturbance and Attornment Agreement/Estoppel Certificate. A subordination, non-disturbance and attornment agreement in a form acceptable to Purchaser and Sellers, duly executed by Landlord and any lender holding a mortgage on the Leased Facility and an estoppel certificate in a form acceptable to Purchaser, duly executed by the Landlord;

(g)   FIRPTA. A so-called "FIRPTA" affidavit pursuant to Section 1445 of the Tax Code, duly executed by Sellers, in the form of Exhibit "L" attached hereto;

(h)   Settlement Statement. A settlement statement showing the Purchase Price and all adjustments thereto in accordance with the terms and conditions of this Agreement, which settlement statement shall be in a form and substance reasonably satisfactory to Sellers and Purchaser, duly executed by Sellers.

(i)   Original Documents. To the extent the same are in Sellers' possession or control, original, fully executed copies of the Resident Agreements, copies of which may be retained by Sellers.

(j)   Title Affidavits. Such usual and customary affidavits and indemnities as the Title Company may reasonably require, including, without limitation, a so-called owner's affidavit in such form as will permit the Title Company to issue its title policy without exceptions for parties-in-possession (other than the residents under Resident Agreements) or mechanic's liens.

(k)   Other Conveyance Documents. Such other conveyance documents and instruments as Purchaser, Sellers or the Title Company may reasonably require and as are consistent with this Agreement and are customary in like transactions in the States of Arkansas and Missouri, including, without limitation, a GAP indemnity.

4.2   Licenses and Permits, Etc. Purchaser shall have obtained all necessary licenses, certificates, permits and approvals (or assurances reasonably satisfactory to Purchaser that all such necessary licenses, certificates, permits and approvals shall be issued retroactively as of the Closing Date) from all federal, state and local regulatory agencies required to acquire, own, lease, manage and operate each Facility in the manner currently operated.

4.3   Representations and Warranties. All representations and warranties of Sellers herein shall be true, correct and complete in all material respects on and as of the Closing Date, and each Seller shall certify in writing at the Closing that each of the representations and warranties made by such Seller herein are true, correct and complete in all material respects on and as of the Closing Date.

4.4   Sellers' Covenants. Sellers shall have performed in all material respects all covenants and obligations required to be performed by Sellers on or before the Closing Date.

4.5   Condition of Property. The Facilities and Home Office shall, on the Closing Date, be in substantially the same condition as they were on the Effective Date, normal wear and tear excepted; provided, however, if a casualty or condemnation occurs with respect to any Facility or the Home Office, Article 10 shall govern the rights and obligations of the parties hereunder.

4.6   Title Policy. The Title Company shall be committed, subject only to payment of its usual and customary premium at the Closing, to issue a title policy to Purchaser insuring that fee simple title to the Real Properties on which the Owned Facilities and Home Office are located will be vested in Purchaser upon satisfaction of the requirements set forth in the title commitment.

4.7   OTA. Sellers and Purchaser shall have entered into the OTAs, the OTAs shall be in full force and effect, and the consummation of the transactions contemplated by the OTAs shall occur simultaneously with the Closing under this Agreement.

ARTICLE 5
CONDITIONS TO SELLER'S OBLIGATION TO CLOSE

The obligation of Sellers to convey the Properties to Purchaser is subject to the satisfaction of the following conditions precedent on and as of the Closing Date:

5.1   Purchase Price. Purchaser shall have delivered the Purchase Price to Escrow Agent and shall have authorized and directed Escrow Agent to pay the same to Sellers.

5.2   Closing Documents. Purchaser shall have delivered to Escrow Agent duly executed and acknowledged counterparts of the documents described in Section 4.1, where applicable, and shall have authorized and directed Escrow Agent to release the same to Purchaser.

5.3   Representations and Warranties. All representations and warranties of Purchaser herein shall be true, correct and complete in all material respects on and as of the Closing Date, and Purchaser shall certify in writing at the Closing that each of the representations and warranties made by Purchaser herein are true, correct and complete in all material respects on and as of the Closing Date.

5.4 **Purchaser's Covenants.** Purchaser shall have performed in all material respects all covenants and obligations required to be performed by Purchaser on or before the Closing Date.

5.5 **OTAs.** Sellers and Purchaser shall have entered into the OTAs, the OTAs shall be in full force and effect, and the consummation of the transactions contemplated by the OTAs shall occur simultaneously with the Closing under this Agreement.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF SELLERS

6.1 **Sellers' Representations.** To induce Purchaser to enter into this Agreement, Sellers represents and warrants to Purchaser as follows:

(a) <u>Status and Authority</u>. Sellers are limited liability companies, duly formed, validly existing and in good standing under the laws of its state of formation, and have all requisite power and authority under the laws of such state and their charter documents to enter into and perform their obligations under this Agreement and the OTAs and to consummate the transactions contemplated hereby and thereby.

(b) <u>Action</u>. Sellers have taken (or will have taken prior to Closing) all necessary action to authorize the execution, delivery and performance of this Agreement and the OTA, and upon the execution and delivery of this Agreement, the OTAs and/or any document to be delivered by Sellers hereunder or thereunder, this Agreement, the OTAs and such document shall constitute the valid and binding obligations and agreements of Sellers, enforceable against Sellers in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws of general application affecting the rights and remedies of creditors.

(c) <u>No Violations of Agreements</u>. Neither the execution, delivery or performance of this Agreement or the OTAs by Sellers, nor compliance with the terms and provisions hereof, will result in any breach of the terms, conditions or provisions of, or conflict with or constitute a default under, or result in the creation of any lien, charge or encumbrance upon any of the Properties pursuant to the terms of any indenture, mortgage, deed of trust, note, evidence of indebtedness or any other agreement or instrument by which such Sellers are bound.

(d) <u>Litigation</u>. There are no pending investigations, actions or proceedings which questions the validity of this Agreement or the OTAs or any action taken or to be taken pursuant hereto or thereto. Sellers have not received any written notice regarding any pending or threatened litigation or administrative proceedings with respect to any Property which could reasonably be expected to materially adversely affect the Properties or the Facilities or Sellers' right to enter into this Agreement or the OTAs or to consummate the transactions contemplated by this Agreement or the OTAs. Sellers are not subject to any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental department, agency, board, bureau or instrumentality issued or entered in a proceeding to which Sellers or any Facility is or was a party which is binding upon any Facility, including, without limitation, any uncorrected license deficiencies, restrictions or limitations related to the operation of any Facility.

(e) Notices of Violation. Except as otherwise disclosed to Purchaser in writing, as of the Effective Date, Sellers have not received any written notice from any governmental authority claiming that any of the Properties is in material violation of any applicable law, code, rule, regulation, ordinance, license or permit (including, without limitation, any Environmental Law).

(f) Residents. Attached hereto as Schedule 1 is an accurate and complete list showing the names of all residents at the Facilities as of the Effective Date.

(g) Covered Entity. Sellers are "covered entities" for HIPAA purposes.

(h) Hazardous Substances. To Sellers' knowledge, Sellers have not unlawfully used, generated, transported, treated, constructed, deposited, stored, disposed, placed or located at, on, under or from the Property any flammable explosives, radioactive materials, hazardous or toxic substances, materials or wastes, pollutants or contaminants defined, listed or regulated by any applicable local, state or federal environmental laws in material violation of any such environmental laws where such violation could reasonably be expected to have an material adverse effect on the Facilities.

6.2 Knowledge Defined. All references in this Agreement to "Sellers' knowledge" or words of similar import shall refer to the actual, conscious knowledge of Don Schaap, in his capacity as chief executive officer of Pinnacle and Mike Hathorn, in his capacity as president of Pinnacle, without any duty of investigation or inquiry.

6.3 Survival. The representations and warranties made in this Agreement by each Seller shall be continuing and shall be deemed remade as of the Closing Date, with the same force and effect as if made on, and as of, such date, subject to such Seller's right to update such representations and warranties by written notice to Purchaser prior to the Closing Date. All representations and warranties made in this Agreement by Sellers shall survive the Closing for a period of one (1) year. Purchaser must notify Sellers of any alleged breach of any representation on or before the day preceding the first anniversary of the Closing Date, and no action or proceeding may be commenced against any Seller for any breach of any representation or warranty after the day preceding the first anniversary of the Closing Date.

6.4 AS-IS. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, SELLERS HAVE NOT MADE, AND PURCHASER HAS NOT RELIED UPON, ANY INFORMATION, PROMISE, REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, REGARDING THE PROPERTIES OR THE FACILITIES, WHETHER MADE BY SUCH SELLER, INCLUDING, WITHOUT LIMITATION, ANY INFORMATION, PROMISE, REPRESENTATION OR WARRANTY REGARDING THE PHYSICAL CONDITION OR VALUE OF THE PROPERTIES OR THE FACILITIES, THE FINANCIAL CONDITION OF THE RESIDENTS UNDER THE RESIDENT AGREEMENTS, TITLE TO OR THE BOUNDARIES OF ANY OF THE PROPERTIES OR THE FACILITIES, PEST CONTROL MATTERS, SOIL CONDITIONS, THE PRESENCE, EXISTENCE OR

ABSENCE OF HAZARDOUS SUBSTANCES, TOXIC SUBSTANCES OR OTHER ENVIRONMENTAL MATTERS, COMPLIANCE WITH BUILDING, HEALTH, SAFETY, LAND USE AND ZONING LAWS, REGULATIONS AND ORDERS, STRUCTURAL AND OTHER ENGINEERING CHARACTERISTICS, TRAFFIC PATTERNS, MARKET DATA, ECONOMIC CONDITIONS OR PROJECTIONS, AND ANY OTHER INFORMATION PERTAINING TO ANY OF THE PROPERTIES, THE FACILITIES OR THE MARKET AND PHYSICAL ENVIRONMENTS IN WHICH THEY MAY BE LOCATED AND SELLERS EXPRESSLY DISCLAIM ALL WARRANTIES RELEVANT TO THE PROPERTIES OR THE FACILITIES, EITHER EXPRESS OR IMPLIED, INCLUDING MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND SUITABILITY FOR ITS INTENDED USE. PURCHASER ACKNOWLEDGES AND AGREES THAT (A) PURCHASER IS A SOPHISTICATED OWNER AND OPERATOR OF PROPERTIES AND FACILITIES SIMILAR TO THE PROPERTIES AND FACILITIES, (B) PURCHASER HAS ENTERED INTO THIS AGREEMENT WITH THE INTENTION OF MAKING AND RELYING UPON ITS OWN INVESTIGATION OR THAT OF THIRD PARTIES WITH RESPECT TO THE PHYSICAL, ENVIRONMENTAL, ECONOMIC AND LEGAL CONDITION OF THE PROPERTIES AND THE FACILITIES AND (C) PURCHASER IS NOT RELYING UPON ANY STATEMENTS, REPRESENTATIONS OR WARRANTIES OF ANY KIND, AND IS ACQUIRING THE PROPERTIES AND FACILITIES IN "AS IS, WHERE IS" CONDITION, EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF PURCHASER

7.1 **Representations of Purchaser.** To induce Sellers to enter in this Agreement, Purchaser represents and warrants to Sellers as follows:

(a) <u>Status and Authority of Purchaser</u>. Purchaser is a limited liability company duly formed, validly existing and in good standing under the laws of its state of formation, and has all requisite power and authority under the laws of such state and its charter documents to enter into and perform its obligations under this Agreement and the OTAs and to consummate the transactions contemplated hereby and thereby.

(b) <u>Action of Purchaser, Etc.</u> Purchaser has taken (or will have taken prior to Closing) all necessary action to authorize the execution, delivery and performance of this Agreement and the OTAs, and upon the execution and delivery of this Agreement, the OTAs and/or any document to be delivered by Purchaser hereunder or thereunder, this Agreement, the OTAs and such documents shall constitute the valid and binding obligations and agreements of Purchaser, enforceable against Purchaser in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws of general application affecting the rights and remedies of creditors.

(c) <u>No Violations of Agreements</u>. Neither the execution, delivery or performance of this Agreement or the OTAs by Purchaser, nor compliance with the terms and provisions hereof, will result in any breach of the terms, conditions or provisions of, or conflict with or constitute a default under, or result in the creation of any lien, charge or encumbrance upon the Property or assets of Purchaser pursuant to the terms of any indenture, mortgage, deed of trust, note, evidence of indebtedness or any other agreement or instrument by which Purchaser is bound.

(d)   Litigation. No investigation, action or proceeding is pending and, to Purchaser's knowledge, no action or proceeding is threatened and no investigation looking toward such an action or proceeding has begun, which questions the validity of this Agreement or the OTAs or any action taken or to be taken pursuant hereto or thereto.

(e)   Covered Entity. Purchaser is a "covered entity" for HIPAA purposes.

(f)   Adequacy of Financing. Purchaser has adequate capital or financing available to consummate the transaction contemplated herein.

7.2   Survival. The representations and warranties made in this Agreement by Purchaser shall be continuing and shall be deemed remade as of the Closing Date, with the same force and effect as if made on, and as of, such date. All representations and warranties made in this Agreement by Purchaser shall survive the Closing for a period of one (1) year. Sellers must notify Purchaser of any alleged breach of any representation on or before the day preceding the first anniversary of the Closing Date, and no action or proceeding may be commenced against Purchaser for any breach of any representation or warranty after the day preceding the first anniversary of the Closing Date.

ARTICLE 8
COVENANTS

8.1   Sellers' Covenants. Sellers hereby covenant with Purchaser between the Effective Date and the Closing Date as follows:

(a)   **Material Agreements.** Not to enter into, modify, amend or terminate any material agreement with respect to any Facility or the Home Office, which would encumber or be binding upon such Facility or Home Office from and after the Closing Date, without in each instance obtaining the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed prior to the expiration of the Inspection Period but which may be withheld in Purchaser's sole and absolute discretion thereafter.

(b)   **Operation of Facilities.** To continue to own and operate each Facility which it owns or operates in a good and businesslike fashion consistent with past practices; provided, however, notwithstanding anything to the contrary contained in this Article 8 or elsewhere in this Agreement, it is expressly understood and agreed that no Seller shall have any obligation to make any capital expenditure with respect to any Facility.

(c)   **Contracts**. Within five (5) days prior to the end of the Inspection Period, Purchaser shall notify Sellers in writing which (if any) Contracts Purchaser shall assume. If Purchaser fails to provide such notice, Purchaser shall not assume any Contracts.

8.2   Licensing. Purchaser hereby covenants with Sellers between the Effective Date and the Closing Date to use commercially reasonable efforts to obtain all material licenses, certificates, permits and approvals from all federal, state and local regulatory agencies required to acquire, own, lease, manage and operate each Property in the manner currently operated. Sellers hereby covenant to reasonably cooperate with Purchaser, at no out-of-pocket cost or expense to Sellers, in obtaining all such licenses, certificates, permits and approvals.

ARTICLE 9
APPORTIONMENTS

9.1 **Real Property Apportionments.**

(a) <u>Prorations</u>. The following items for the Facilities and Home Office (as applicable) shall be apportioned at the Closing as of 11:59 p.m. on the day immediately preceding the Closing Date:

(i) fixed charges or other amounts paid or payable by or on behalf of residents under the Resident Agreements;

(ii) real estate taxes and assessments other than special assessments, based on the rates and assessed valuation applicable in the fiscal year for which assessed;

(iii) municipal assessments and governmental license and permit fees;

(iv) amounts payable under financing or equipment leases affecting personal property; and

(v) all other items of income and expense normally apportioned in sales of properties of the nature and type of each Facility.

If any of the foregoing cannot be apportioned at the Closing because of the unavailability of the amounts which are to be apportioned, such items shall be apportioned on the basis of a good faith estimate by the parties and reconciled as soon as practicable after the Closing Date but, in any event, no later than forty-five (45) days after the Closing Date.

(b) <u>Utilities</u>. Sellers shall endeavor to obtain readings of any water, gas, electric or other utility meters located at the Facilities and Home Office as of the Closing Date, so that all such utilities are transferred over to Purchaser's own accounts as of the Closing Date, and either Sellers or Purchaser, as applicable, shall pay all such invoices related to such party's period of ownership directly to the applicable utility provider. If all such readings cannot be obtained as of the Closing Date, then, at the Closing, the charges for any unread utilities shall be prorated based upon the per diem charges using the most recent period for which such readings are available. Sellers and Purchaser agree to make such final recalculations within ninety (90) days after the Closing Date.

(c) <u>Tax Refunds</u>. If any refunds of real property taxes or assessments, water rates and charges or sewer taxes and rents shall be made after the Closing Date, the same shall be held in trust by the applicable Seller or Purchaser, as the case may be, and shall first be applied to the unreimbursed costs incurred in obtaining the same and the balance, if any, shall be paid to the applicable Seller (for the period prior to the Closing Date) and to Purchaser (for the period commencing with the Closing Date).

(d)   Insurance Policies. No insurance policies of Sellers are to be transferred to Purchaser, and no apportionment of the premiums therefor shall be made. Provided, however, on or before the Closing Date, Purchaser shall provide Pinnacle with evidence of its insurance coverage on the Home Office as required in Section 2.5(c). To the extent Purchaser fails to provide such evidence of coverage, Pinnacle shall maintain its existing insurance policy until such time as Purchaser provides evidence of coverage on the Home Office as required in Section 2.5(c), at Purchaser's expense, with payment thereof to be made to Pinnacle within ten (10) Business Days of Pinnacle providing Purchaser with written notice of the amount thereof.

(e)   Net Adjustments. If a net amount is owed by Sellers to Purchaser pursuant to this Section 9.1, such amount shall be credited against the Purchase Price. If a net amount is owed by Purchaser to Sellers pursuant to this Section 9.1, such amount shall be added to the Purchase Price.

9.2   Closing Costs.

(a)   Purchaser's Closing Costs. Purchaser shall pay the following costs in connection with the consummation of the Closing: (i) the premium charges for Purchaser's title policies and all of the charges for any endorsements thereto and (ii) all other charges incurred by Purchaser in connection with this Agreement (including, without limitation, the fees and expenses of Purchaser's attorneys and other consultants).

(b)   Sellers' Closing Costs. Sellers shall pay the following costs in connection with the consummation of the Closing: (i) all of the charges and transfer taxes for recording the deeds; (ii) all commissions owed to the Broker in accordance with the terms of a separate agreement among the Sellers and the Broker; and (iii) all other charges incurred by the Sellers in connection with this Agreement (including, without limitation, the fees and expenses for the Sellers' attorneys and other consultants).

9.3   Survival. Notwithstanding any term herein to the contrary, the covenants contained in this Article 9 shall survive closing for a period of one (1) year following the Closing Date or such shorter period as may be specified herein, and each party's obligation to pay any applicable closing costs in accordance with Section 9.2 shall survive any earlier termination of this Agreement.

ARTICLE 10
DAMAGE TO OR CONDEMNATION OF PROPERTY

10.1   Casualty. If, prior to the Closing, all or any material part of the Facilities or Home Office (taken as a whole) is destroyed or materially damaged by fire or other casualty, Sellers shall promptly notify Purchaser of such fact. In such event, Purchaser shall have the right to terminate this Agreement (in whole but not in part) by giving notice thereof to Sellers not later than ten (10) days after receiving Sellers' notice. If Purchaser elects to terminate this Agreement as aforesaid, the Deposit shall be paid to Purchaser, whereupon, this Agreement shall terminate and be of no further force and effect, and no party shall have any rights or obligations hereunder except for the Surviving Obligations. If the Facilities (taken as a whole) are not materially damaged or if Purchaser shall not elect to terminate this Agreement as aforesaid, there shall be no abatement of the Purchase Price, and the applicable Seller shall assign to Purchaser at the Closing all of such Seller's right, title and interest in and to the proceeds, if any, under such Sellers' insurance policies covering such Property with respect to such damage or destruction, and there shall be credited against the Purchase Price the amount of any applicable deductible. "Materially damaged" as used in this Section 10.1 shall mean the inability to operate the Facilities in compliance with applicable safety standards and regulations promulgated by the Office of Long Term Care or with regard to the Home Office, fifty percent (50%) or more of its total square footage.

10.2 **Condemnation.** If, prior to the Closing, all or any material part of the Facilities or Home Office (taken as a whole) is taken by eminent domain (or becomes the subject of a pending taking which has not yet been consummated), Sellers shall notify Purchaser of such fact promptly after obtaining knowledge thereof, and Purchaser shall have the right to terminate this Agreement (in whole but not in part) by giving notice thereof to Sellers not later than ten (10) days after the giving of Sellers' notice. If Purchaser elects to terminate this Agreement as aforesaid, the Deposit shall be paid to Purchaser, whereupon, this Agreement shall terminate and be of no further force and effect, and no party shall have any rights or obligations hereunder except for the Surviving Obligations. If less than a material part of the Facilities (taken as a whole) shall be affected or if Purchaser shall not elect to terminate this Agreement as aforesaid, the sale of the Facilities and Home Office shall be consummated as herein provided without any adjustment to the Purchase Price (except to the extent of any condemnation award received by Sellers prior to the Closing), and the applicable Seller shall assign to Purchaser at the Closing all of such Seller's right, title and interest in and to all awards, if any, for the taking, and Purchaser shall be entitled to receive and keep all awards for the taking of such Facilities, Home Office or portion thereof. A "material part" as used in this Section 10.2 shall mean the an amount of space sufficient to cause the inability to operate the Facilities in compliance with applicable safety standards and regulations promulgated by the Office of Long Term Care or with regard to the Home Office, fifty percent (50%) or more of its total square footage.

ARTICLE 11
INDEMNIFICATION AND DEFAULT

11.1 **Seller's Indemnification.** The Sellers will jointly and severally defend, indemnify and hold the Purchaser harmless against and in respect of any and all liability, damage, loss, cost, and expenses arising out of or otherwise in respect of: (a) any misrepresentation, breach of warranty, or non-fulfillment of any agreement or covenant made by Sellers in this Agreement; (b) the ownership and/or operation of the Facilities by Sellers prior to the Closing Date; (c) any and all actions, suits, proceedings, audits, judgments, costs, and legal and other expenses incident to any of the foregoing or to the enforcement of this Section 11.1. Provided, however, the liabilities indemnified hereunder shall not exceed, in the aggregate, the amount of the cash consideration received by the Sellers hereunder, including any principal payments made on the Seller Note. Subject to the aggregate indemnity limitations set forth in this Section 11.1, Purchaser shall be entitled to offset the amount of any undisputed claim for indemnity against amounts due under the Seller Note.

11.2   Purchaser's Indemnification. Purchaser will defend, indemnify and hold Sellers harmless against and in respect of any and all liability, damage, loss, cost, and expenses arising out of or otherwise in respect of: (a) any misrepresentation or breach of warranty contained in this Agreement; (b) the ownership and/or operation of the Facilities on and after the Closing Date; (c) any and all actions, suits, proceedings, audits, judgments, costs, and legal and other expenses incident to any of the foregoing or to the enforcement of this Section 11.2.

11.3   Default by Sellers. If, on or prior to the Closing, any Seller shall have made any representation or warranty herein which shall be untrue or misleading in any material respect, or if any Seller shall fail to perform any of the material covenants and agreements contained herein to be performed by such Seller, Purchaser may, as its sole and exclusive remedy at law or in equity, elect to either (a) terminate this Agreement and receive a refund of the Deposit (following which no party shall have any rights or obligations hereunder except for the Surviving Obligations) or (b) pursue a suit for specific performance.

11.4   Default by Purchaser. If, on or prior to Closing, Purchaser shall have made any representation or warranty herein which shall be untrue or misleading in any material respect, or if Purchaser shall fail to perform any of the covenants and agreements contained herein to be performed by it, Sellers, as their sole and exclusive remedy at law or in equity, may terminate this Agreement and retain the Deposit, as liquidated damages and not as a penalty. The parties agree that in the event of such a default, it would be extremely difficult or impossible to determine Sellers' actual damages and that the liquidated damages amount is a reasonable estimate thereof. Following any such termination, no party shall have any rights or obligations hereunder except for the Surviving Obligations.

ARTICLE 12
MISCELLANEOUS

12.1   Single Transaction. The transaction contemplated by this Agreement is a single purchase and sale transaction with respect to all of the Properties. Under no circumstances shall Sellers have any obligation to sell less than all of the Properties to Purchaser, and under no circumstances shall Purchaser have an obligation to purchase less than all of the Properties from Sellers. Except as set forth in Section 2.5(c)(iii), any termination of this Agreement shall operate to terminate this Agreement as to all of the Properties simultaneously.

12.2   Brokers. Except as disclosed on Schedule 12.2 hereto neither party has dealt with any broker, finder or like agent in connection with this Agreement or the transactions contemplated hereby. Each party shall indemnify, defend and hold harmless the other parties from and against any loss, liability or expense, including, without limitation, reasonable attorneys' fees, arising out of any claim or claims for commissions or other compensation for bringing about this Agreement or the transactions contemplated hereby made by any other broker, finder or like agent, if such claim or claims are based in whole or in part on dealings with the indemnifying party.

12.3 Notices.

(a)   Form of Notices. Any and all notices, demands, consents, approvals, offers, elections and other communications required or permitted under this Agreement may be given by the attorneys of the parties and shall be deemed adequately given if in writing. All such notices shall be delivered either in hand, by facsimile with written confirmation of transmission, or by mail or Federal Express or similar expedited commercial carrier, addressed to the recipient of the notice, postpaid and registered or certified with return receipt requested (if by mail), or with all freight charges prepaid (if by Federal Express or similar carrier).

(b)   Timing of Notices. All notices shall be deemed to have been given for all purposes of this Agreement upon the date of receipt or refusal, except that whenever under this Agreement a notice is either received on a day which is not a Business Day or is required to be delivered on or before a specific day which is not a Business Day, the day of receipt or required delivery shall automatically be extended to the next Business Day. For purposes of any notice given by facsimile, the date of receipt shall be the date of transmission (as confirmed by electronic confirmation of transmission generated by the sender's machine).

(c)   Notice Addresses. All such notices shall be addressed,

if to Sellers, to:

Mr. Don Schaap
21 Wimbledon Way
Rogers, Arkansas 72758

and

Mr. Mike Hathorn
852 Paradise Lane
Huntsville, Arkansas 72740

with a copy to:

Lax, Vaughan, Fortson, Jones & Rowe, P.A.
11300 Cantrell Road, Suite 201
Little Rock, Arkansas 72212
Attn: Tami C. Threet
Facsimile No. (501) 376-6666

If to Purchaser, to:

Arkansas ADK, LLC
Two Buckhead Plaza
3050 Peachtree Road NW, Suite 570
Atlanta, Georgia 30305
Attn: Chris Brogdon
Facsimile No. (404) 842-1899

with a copy to:	Gregory P. Youra, Esq.
	Holt Ney Zatcoff & Wasserman, LLP
	100 Galleria Pkwy, Suite 600
	Atlanta, Georgia 30339
	Facsimile: (770) 956-1490
If to Escrow Agent, to:	Gregory D. Hughes
	Hughes and White
	Shadowood Office Park
	2110 Powers Ferry Road, Suite 440
	Atlanta, Georgia 30339
	Facsimile No.: (770) 955-0049

(d)   Change of Notice Addresses. By notice given as herein provided, the parties hereto shall have the right from time to time and at any time to change their respective addresses to any other address within the United States of America effective upon receipt by the other parties of such notice.

(e)   Notices to Sellers. Any notice given to or received by any Seller shall be effective as if such notice was given to or received by all Sellers.

12.4   Waivers. Any waiver of any term or condition of this Agreement, or of the breach of any covenant, representation or warranty contained herein, in any one instance, shall not operate as or be deemed to be or construed as a further or continuing waiver of any other breach of such term, condition, covenant, representation or warranty or any other term, condition, covenant, representation or warranty, nor shall any failure at any time or times to enforce or require performance of any provision hereof operate as a waiver of or affect in any manner such party's right at a later time to enforce or require performance of such provision or any other provision hereof.

12.5   Amendments. This Agreement may not be amended, nor shall any waiver, change, modification, consent or discharge be effected, except by an instrument in writing executed by or on behalf of the party against whom enforcement of any amendment, waiver, change, modification, consent or discharge is sought.

12.6   Assignment; Successors and Assigns. This Agreement and all rights and obligations hereunder shall not be assignable by Purchaser without the prior written consent of Sellers, except that Purchaser may assign this Agreement to one or more entities owned and/or controlled, directly or indirectly, by AdCare Health Systems, Inc. upon not less that three (3) Business Days' prior notice to Sellers; provided, however, if this Agreement shall be so assigned, the "Purchaser" named herein shall remain primarily liable for the obligations of the "Purchaser" hereunder. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns. This Agreement is not intended and shall not be construed to create any rights in or to be enforceable in any part by any other persons or entities.

12.7   Severability. If any provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative or unenforceable as applied to any particular case in any jurisdiction or jurisdictions, or in all jurisdictions or in all cases, because of the conflict of any provision with any constitution or statute or rule of public policy or for any other reason, such circumstance shall not have the effect of rendering the provision or provisions in question invalid, inoperative or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute or rule of public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case as if such invalid, inoperative or unenforceable provision had never been contained herein and such provision reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case.

12.8   Counterparts, Etc. This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any such counterparts or signatures may be delivered by facsimile or e-mail (in .pdf format), and any counterparts or signatures so delivered shall be deemed an original counterpart or signature for all purposes related to this Agreement.

12.9   Integration. This Agreement, the OTA and the documents referenced herein constitute the entire agreement of the parties hereto with respect to the subject matter hereof and shall supersede and take the place of any other instruments purporting to be an agreement of the parties hereto relating to the subject matter hereof.

12.10   Attorneys' Fees. Notwithstanding anything contained herein to the contrary, if any lawsuit or arbitration or other legal proceeding arises in connection with the interpretation or enforcement of this Agreement, the prevailing party therein shall be entitled to receive from the other party the prevailing party's costs and expenses, including reasonable attorneys' fees incurred in connection therewith, in preparation therefor and on appeal therefrom, which amounts shall be included in any judgment therein.

12.11   Section and Other Headings. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

12.12   No Presumption Against Drafter. This Agreement has been extensively negotiated between Sellers and Purchaser and none of the provisions set forth herein shall be construed narrowly against either party on the account of the fact that such party (or its attorney) drafted such provision.

12.13   Time of Essence. Time shall be of the essence with respect to the performance of each and every covenant and obligation, and the giving of all notices, under this Agreement.

12.14   Performance on Business Days. In the event the date on which performance or payment of any obligation of a party required hereunder is other than a Business Day, the time for payment or performance shall automatically be extended to the first Business Day following such date.

12.15 Governing Law. This Agreement shall be interpreted, construed, applied and enforced in accordance with the laws of the State of Arkansas, and any litigation arising from a dispute relating to the transaction contemplated by this Agreement shall be conducted in the Courts of Benton County, Arkansas..

12.16 Like Kind Exchange. Purchaser agrees to cooperate with Seller in order to permit Seller to effectuate a like-kind exchange under Section 1031 of the Internal Revenue Code of 1986, as amended; provided, however, Purchaser shall not be required to assume or undertake any greater obligation or expense than provided for herein, and Purchaser shall acquire the Facilities and Home Office as set forth herein.

12.17 Post-closing Audit. Sellers acknowledge that following the Closing, Purchaser may be required to file at least one year of historical audited financial statements relating to the Facilities. In such event, Sellers agree to cooperate to ensure full compliance with Purchaser's required audit procedures including, without limitation, directing Seller's counsel to respond to requests for information made by Purchaser's auditors.

12.18 Survival. The provisions of this Article 12 shall survive the Closing hereunder.

[Remainder of page intentionally left blank; Signature page follows.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as a sealed instrument as of the date first above written.

SELLER:

KMJ MANAGEMENT, LLC
d/b/a PINNACLE HEALTHCARE, LLC
an Arkansas limited liability company

By: Rose Family, LLC, its sole member

By: _____
Kimberly Schaap, Co-Managing Member

By: _____
Michele Hathorn, Co-Managing Member

KMJ ENTERPRISES HERITAGE PARK, LLC,
an Arkansas limited liability company

By: Rose Family, LLC, its sole member

By: _____
Kimberly Schaap, Co-Managing Member

By: _____
Michele Hathorn, Co-Managing Member

KMJ ENTERPRISES HOMESTEAD, LLC
an Arkansas limited liability company

By: Rose Family, LLC, its sole member

By: _____
Kimberly Schaap, Co-Managing Member

By: _____
Michele Hathorn, Co-Managing Member

KMJ ENTERPRISES FORT SMITH RC, LLC
an Arkansas limited liability company

By: *Rose Family, LLC, its sole member*

By: _____
Kimberly Schaap, Co-Managing Member

By: _____
Michele Hathorn, Co-Managing Member

KMJ ENTERPRISES BENTONVILLE MANOR, LLC
an Arkansas limited liability company

By: *Rose Family, LLC, its sole member*

By: _____
Kimberly Schaap, Co-Managing Member

By: _____
Michele Hathorn, Co-Managing Member

KMJ ENTERPRISES CASSVILLE, LLC
an Arkansas limited liability company

By: *Rose Family, LLC, its sole member*

By: _____
Kimberly Schaap, Co-Managing Member

By: _____
Michele Hathorn, Co-Managing Member

PURCHASER:

ARKANSAS ADK, LLC,
a Georgia limited liability company

By: _____
Chris Brogdon
Manager

KMJ ENTERPRISES FORT SMITH RC, LLC
an Arkansas limited liability company

By: Rose Family, LLC, its sole member

By:_____
     Kimberly Schaap, Co-Managing Member

By:_____
     Michele Hathorn, Co-Managing Member

KMJ ENTERPRISES BENTONVILLE MANOR, LLC
an Arkansas limited liability company

By: Rose Family, LLC, its sole member

By:_____
     Kimberly Schaap, Co-Managing Member

By:_____
     Michele Hathorn, Co-Managing Member

KMJ ENTERPRISES CASSVILLE, LLC
an Arkansas limited liability company

By: Rose Family, LLC, its sole member

By:_____
     Kimberly Schaap, Co-Managing Member

By:_____
     Michele Hathorn, Co-Managing Member

PURCHASER:

ARKANSAS ADK LLC,
a Georgia limited liability company

By:_____
     Chris Brogdon
     Manager

EXHIBIT "A"

OWNED FACILITIES	NUMBER OF BEDS BEING SOLD TO PURCHASER
1. Homestead Manor Nursing Home 826 North Street Stamps, AR 71860	94 beds
2. River Valley Health & Rehabilitation Center 5301 Wheeler Avenue Fort Smith, AR 72901	117 beds
3. Bentonville Manor 224 S. Main Street Bentonville, AR 72712	95 beds
4. Heritage Park Nursing Center 1513 S. Dixieland Road Rogers, AR 72756	110 beds